Kyivstar Group Ltd.

Index Tower (East Tower)

Unit 1703

Dubai (DIFC)

United Arab Emirates

June 24, 2025

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Aliya Ishmukhamedova
Matthew Derby
Melissa Kindelan
Kathleen Collins

Re:	Kyivstar Group Ltd.

Registration Statement on Form F-4

Filed June 5, 2025

File No. 333-287802

CIK: 0002062440

Ladies and Gentlemen:

Kyivstar Group Ltd. (“Kyivstar”) and VEON Holdings B.V. (“VEON Holdings”) (Kyivstar and VEON Holdings, collectively, the “Registrants”) submit this letter in response to comments of the staff (the “Staff”) of the Office of Technology, Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in its letter dated June 20, 2025 (the “Comment Letter”), relating to the above-referenced Registration Statement on Form F-4 (the “Registration Statement”).

In order to facilitate your review, we have restated the Staff’s comments in this letter as set forth in the Comment Letter, and we have set forth the Registrants’ responses immediately below the Staff’s comments.

The Registrants have revised the Registration Statement in response to the Staff’s comments and are submitting an amendment to the Registration Statement (the “Amendment”) concurrently with this letter, which reflects the revisions and clarifies certain other information set forth therein. The page numbers in the text of the Registrants’ responses correspond to the page numbers in the Amendment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amendment.

Securities and Exchange Commission

June 24, 2025

Draft Registration Statement on Form F-4

Cover Page

1.	Staff comment: We note your revised disclosures in response to prior comment 2. Please further revise throughout the filing to clarify whether any waivers or modifications that Cantor agreed to, or any other agreements that Cantor was a part of (i.e., SPAC Support Agreement, Sponsor Agreement, etc.), conveyed when Cantor transferred the 270,000 Class A Ordinary shares to the Sponsor's affiliate. In addition, include a discussion of this share transfer (along with any related agreements) in Cohen Circle’s subsequent events footnote.

Response: The Registrants respectfully acknowledge the Staff’s comment and have revised their disclosure on the cover page, page F-41 and throughout accordingly.

2.	Staff comment: We note that you have excluded 1,437,500 Vesting Securities here and from the consideration table on page 10. Since the Vesting Securities are “to be issued” to Sponsors, it appears they should be included in the table. Please revise, or tell us why you believe inclusion of such shares is not required. In addition, revise to include footnote disclosure regarding the vesting terms and likelihood of vesting of such securities. Refer to Items 1603(a)(6), 1604(a)(3) and (b)(4) of Regulation S-K.

Response: The Registrants respectfully acknowledge the Staff’s comment and have revised their disclosure on the cover page and throughout accordingly.

Frequently Used Terms, page iii

3.	Staff comment: We note your revised disclosures on the cover page in response to prior comment 4. Please revise further to define Adjusted Cash. In addition, include and define Closing Equity Value, Cash Adjustment Excess, Cash Adjustment Shortfall, Target Net Cash, and Adjusted Cash, under Frequently Used Terms beginning on page iii.

Response: The Registrants respectfully acknowledge the Staff’s comment and have revised their disclosure on the cover page and under Frequently Used Terms beginning on page iii accordingly.

Securities and Exchange Commission

June 24, 2025

Questions and Answers About the Business Combination...

Did the Cohen Circle Board obtain a third-party valuation..., page xv

4.	Staff comment: We note your response to prior comment 24 that “Northland has from time to time served as an advisor to the boards of certain other special purpose acquisition companies sponsored by affiliates of the Sponsors.” Please expand this disclosure to discuss the method of selection and compensation received as a result of such prior engagements. Refer to Item 1607(b) of Regulation S-K.

Response: The Registrants respectfully acknowledge the Staff’s comment and have revised their disclosure on pages xv and xvi accordingly.

What are the possible sources and the extent of dilution..., page xvii

5.	Staff comment: Please address the following as it relates to your revised disclosure in response to prior comment 6.

●	The introductory paragraph to the first table on page xvii states that the following tables exclude the effect of the Business Combination transaction. However, the first table includes the shares issued to VEON Amsterdam in the transaction. Revise the introductory paragraph to the first table accordingly.

●	Move the paragraph that immediately precedes the header “Dilution per share to existing Cohen Circle's shareholders” to be under such header as that paragraph describes the information in the tables that follow.

●	Revise to include a footnote to the dilution tables describing any material transactions not reasonably likely to occur, such as the exercise of Cohen Circle warrants and the vesting of the 1,437,500 Vesting Securities, indicating why the vesting securities are excluded and the related vesting terms.

●	Tell us what the “change in net tangible book value per share attributable to Cohen Circle shareholders” in the second table on page xvii is intended to represent and provide us with the calculations that support such amounts.

Response: The Registrants respectfully acknowledge the Staff’s comment and have revised their disclosure on pages xvii and xviii accordingly. In addition, the Registrants respectfully advise the Staff that the “change in net tangible book value per share attributable to Cohen Circle shareholders” corresponds to the difference between net tangible book value per share as of March 31, 2025 of $(1.29) and the net tangible book value per share, as adjusted, of $7.45, $5.66 and $2.99 for scenario 1, scenario 2 and scenario 3, respectively.

Prospectus Summary

JSC Kyivstar, page 1

6.	Staff comment: You disclose JSC Kyivstar provides several digital products and services. Please revise to state the amount of revenue these products and services generated in each period presented, consistent with your disclosures on page 141, to clarify the significance of these products and services to your current operations. Similar revisions should be made on pages 133, 159, and elsewhere where digital products and/or services are discussed.

Response: The Registrants respectfully acknowledge the Staff’s comment and have revised their disclosure on pages 1, 2, 134, 135, 161 and throughout accordingly.

Securities and Exchange Commission

June 24, 2025

The Business Combination Agreement and Transaction Documents

Consideration to be Received in the Business Combination

Ownership of Kyivstar Group Ltd. Following the Closing, page 96

7.	Staff comment: The introductory language to the table on page 97 indicates that the table does "not" take into account Cohen Circle Public Warrants that will be converted into Kyivstar Group LTD Warrants at closing. However, it appears you have included such warrants in the table. Please explain or revise.

Response: The Registrants respectfully acknowledge the Staff’s comment and have revised their disclosure on page 98 accordingly.

Unaudited Pro Forma Condensed Combined Financial Information

Equity Capitalization at Closing, page 115

8.	Staff comment: We note your revised disclosures in response to prior comment 12. Please revise the introductory paragraph and footnote (1) to the table on page 115 to also clarify that the Cohen Circle Public Warrants are currently out of the money and as such, the holders of Kyivstar Group Ltd Warrants that will be received upon conversion of the Cohen Circle Public Warrants, may choose not to exercise such Warrants.

Response: The Registrants respectfully acknowledge the Staff’s comment and have revised their disclosure on page 116 accordingly.

Unaudited Pro Forma Condensed Combined Income Statement for the Three-Month Period

Ended March 31, 2025, page 119

9.	Staff comment: Please revise to ensure the references in the Note columns for the adjustments under scenarios 2 and 3 are correct. In this regard, it appears references to “AA” should be “BB1,” references to “DD1” on the Finance costs line should be to “DD2,” and references to “CC” should be to “AA1.” In addition, revise to remove the Kyivstar Group Ltd column from your interim pro forma income statement or explain.

Response: The Registrants respectfully acknowledge the Staff’s comment and have revised their disclosure on page 120 accordingly.

Business of Kyivstar and Certain Information about Kyivstar

Overview, page 133

10.	Staff comment: We note you revised your disclosures in response to comment 20 to now refer to having over 23 million mobile “customers.” In addition, you state you are Ukraine's largest mobile operator by number of “subscribers” where you had over 47% of the market share based on the number of subscribers across Ukrainian network providers. Please revise to clarify whether customers and subscribers are the same as it relates to these disclosures. If not, revise to provide quantified information regarding the number of subscribers to add context to your market share data.

Response: The Registrants respectfully acknowledge the Staff’s comment and respectfully advise the staff that customers and subscribers are the same as it relates to the disclosures. The Registrants have revised their disclosure on pages 134, 144 and 161 accordingly.

Securities and Exchange Commission

June 24, 2025

Intention to Invest in Ukraine, page 164

11.	Staff comment: We note your response to prior comment 15. Please revise to include the material elements of your response in the registration statement. In addition, to the extent true, revise your disclosure to clarify that there is no guarantee that the full $1 billion will be invested in Ukraine.

Response: The Registrants respectfully acknowledge the Staff’s comment and have revised their disclosure on page 165 accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Performance Indicators, page 172

12.	Staff comment: We note your revised disclosures in response to prior comment 18 regarding total digital monthly active users. Please revise further to clarify, if true, that these users generate digital services revenue and, as previously requested, state the amount of such revenue for each period presented to provide context to the measure.

Response: The Registrants respectfully acknowledge the Staff’s comment and have revised their disclosure on page 174 accordingly.

13.	Staff comment: We note your revised disclosure in response to prior comment 19 regarding the types of revenue excluded from the calculation of mobile ARPU. Please revise to disclose why such amounts are excluded and the total amount of mobile service revenue excluded for each period presented, consistent with what you note in the response. In addition, you state that prior to fiscal 2024, all digital service revenue was included in the revenue used to calculate Mobile ARPU. Please clarify whether ARPU is calculated the same in both fiscal 2023 and 2024. To the extent the calculations differ due to the inclusion of digital service revenue in one period and the exclusion in another, revise to indicate as such and tell us why you have not revised the calculations to present comparable measures.

Response: The Registrants respectfully acknowledge the Staff’s comment and have revised their disclosure on page 174 and 175 accordingly.

Beneficial Ownership of Kyivstar Group Ltd. Securities, page 235

14.	Staff comment: We note your response to prior comment 23 and re-issue the comment. Please disclose the natural person or persons who exercise the voting and/or dispositive powers with respect to the securities owned by VEON Amsterdam B.V. or tell us why it is not required.

Response: The Registrants respectfully acknowledge the Staff’s comment and respectfully advise the Staff that the board of directors of VEON Amsterdam B.V. have direct voting and disposition powers with respect to the securities owned by VEON Amsterdam B.V. As of the date of hereof, the board of directors of VEON Amsterdam B.V. comprises the following members: Kaan Terzioğlu (Chief Executive Officer of the VEON Group), Maciej Bogdan Wojtaszek (Deputy Chief Financial Officer of the VEON Group) and Asghar Jameel (Chief People Officer of the VEON Group). As the sole shareholder of VEON Amsterdam B.V., VEON Ltd. and its board of directors have indirect voting and disposition powers with respect to the securities owned by VEON Amsterdam B.V. As of the date of hereof, the board of directors of VEON Ltd. comprises the following members: Augie K. Fabela II, Andrei Gusev, Sir Brandon Lewis, Duncan Perry, Michael R. Pompeo, Michiel Soeting and Kaan Terzioğlu. The disclosure on page 240 has been revised accordingly.

Securities and Exchange Commission

June 24, 2025

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Jennifer M. Gascoyne (by telephone at +44.20.7710.1029 or by email at Jennifer.Gascoyne@lw.com).

Sincerely,

KYIVSTAR GROUP LTD.

/s/ Kaan Terzioğlu
Name:	Kaan Terzioğlu
Title:	Executive Chairman and Director

VEON HOLDINGS B.V.

/s/ Kaan Terzioğlu
Name:	Kaan Terzioğlu
Title:	Director

/s/ Maciej Wojtaszek
Name:	Maciej Wojtaszek
Title:	Director

VIA EDGAR

cc:	Jennifer M. Gascoyne
Latham & Watkins LLP

Rahul Patel
Morgan, Lewis & Bockius LLP